FEDERAL INSURANCE COMPANY

Endorsement No:	8

Bond Number:	81458586

NAME OF ASSURED: FORUM FUNDS/FORUM FUNDS II/FORUM ETF TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Forum Funds consisting of:
Absolute Opportunities Fund
Absolute Strategies Fund
Adams Harkness Small Cap Growth Fund
Auxier Focus Fund
Beck, Mack & Oliver Global Fund
Beck, Mack & Oliver Partners Fund
DF Dent Premier Growth Fund
DF Small Cap Growth Fund
Fountainhead Special Value Fund
Golden Large Cap Core Fund
Golden Small Cap Core Fund
Merk Absolute Return Currency Fund
Merk Asian Currency Fund
Payson Total Return Fund
Polaris Global Value Fund
The BeeHive Fund
DF Dent Mid-Cap Growth Fund
Dividend Plus+ Income Fund
Merk Currency Enhanced U.S. Equity Fund
Carne Hedged Equity Fund
Merk Hard Currency Fund
LMCG Global Market Neutral Fund
LMCG Global MultiCap Fund
Monongahela All Cap Value Fund
Semper Short Duration Fund
Steinberg Select Fund

Forum Funds II Consisting of:
Phocas Real Estate Fund

Forum ETF Trust consisting of:
Merk Hard Currency ETF

This Endorsement applies to loss discovered after 12:01 a.m. on August 1, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1

Date: September 6, 2013

ICAP Bond
Form 17-02-0949 (Ed. 1-97)	Page 2